Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 19, 2017

to

Prospectus dated September 11, 2017

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc., dated September 11, 2017 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

Investment Activity

Oxford Point Loan

On September 13, 2017, we, through a wholly-owned subsidiary, purchased a $9.5 million floating-rate whole mortgage loan (the “Oxford Point Loan”) from an affiliate of the sub-adviser. The Oxford Point Loan is secured by a 200-unit garden multifamily property built in 2002 with 11 residential buildings on a 17 acre site totaling 251,000 square feet, located in Gulfport, MI. We funded the purchase of the Oxford Point Loan with proceeds from the private placements of our Class S and Class Y shares and the WF-1 Facility.

The Oxford Point Loan was originated in March 2016 by an affiliate of the sub-adviser. Our purchase of the Oxford Point Loan was at cost (100% of par) and was approved by our board of directors, including all of the independent directors, in accordance with our charter.

The Oxford Point Loan bears interest at a floating rate of 4.50% over the one-month London Interbank Offered Rate (the “LIBOR Rate”), with an interest rate floor of 4.95% per annum and an appraised loan to value ratio of approximately 72%. The Oxford Point Loan matures in March 2018 with a 12-month extension option for the borrower subject to satisfaction of certain performance tests and the payment of an extension fee.

Southwind Loan

On September 15, 2017, we, through a wholly-owned subsidiary, closed a $34.31 million senior floating-rate mortgage loan (of which $29.25 million was funded at closing) (the “Southwind Loan”), secured by a portfolio of seven office buildings totaling 492,559 square feet located in Memphis, TN adjacent to the Federal Express Corporation World Headquarters and Southwind PGA Golf Course. We funded the purchase of the Southwind Loan with proceeds from the private placements of our Class S and Class Y shares and the WF-1 Facility.

The Southwind Loan bears interest at a floating rate of 4.25% over the one-month LIBOR Rate with an interest rate floor of 5.30% per annum and an appraised loan to value ratio of approximately 73%. The Southwind Loan has an initial 24-month term with three 12-month extensions for the borrower subject to satisfaction of certain performance tests and the payment of an extension fee.